                                  Amcore Logo

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                             TO BE HELD MAY 7, 1996

TO THE STOCKHOLDERS OF AMCORE FINANCIAL, INC.:

     The Annual Meeting of Stockholders of AMCORE Financial, Inc., a Nevada corporation, will be held at Michael's at Perryville, 601 North Perryville Road, Rockford, Illinois on May 7, 1996, at 5:30 p.m., Rockford time, for the following purposes:

        1. To elect four directors;

        2. To ratify the appointment of McGladrey & Pullen, LLP as auditors; and

        3. To transact such other business as may properly come before the meeting or any adjournment thereof.

     Only stockholders of record at the close of business on March 18, 1996 are entitled to notice of and to vote at the meeting or any adjournment of the meeting.

     Stockholders are cordially invited to attend the Annual Meeting. However, whether or not you expect to be present in person at the Annual Meeting, you are requested to SIGN, DATE AND RETURN THE ENCLOSED PROXY in the enclosed addressed envelope. The proxy may be revoked at any time before it is voted, provided that written notice thereof has been given to the Secretary of the Company. If you are present at the meeting, you may vote your shares in person and the proxy will not be used.

     For further information concerning individuals nominated as directors, the appointment of McGladrey & Pullen, LLP as auditors and the use of the proxy, you are respectfully urged to read the Proxy Statement on the following pages.

                                           By order of the Board of Directors,

                                           JAMES S. WADDELL
                                                  James S. Waddell
                                                     Secretary

March 28, 1996
Rockford, Illinois

                             AMCORE FINANCIAL, INC.
                               501 SEVENTH STREET
                            ROCKFORD, ILLINOIS 61104

                                                                  March 28, 1996

                                PROXY STATEMENT

     This proxy statement is furnished in connection with the solicitation of proxies to be voted at the Annual Meeting of Stockholders of AMCORE Financial, Inc. (Company), a Nevada corporation, to be held on May 7, 1996 at 5:30 p.m., Rockford time, at Michael's at Perryville, 601 North Perryville Road, Rockford, Illinois and any adjournment thereof, and further to inform the stockholders concerning the use of the proxy and the business to be transacted at the meeting.

     The enclosed proxy is solicited by the Board of Directors of the Company. The proxy may be revoked at any time before it is voted. Proxies may be revoked by filing written notice of revocation with the Secretary of the Company before the meeting or by attending the meeting and voting in person. The items enumerated herein constitute the only business which the Board of Directors intends to present or is informed that others will present at the meeting. The proxy does, however, confer discretionary authority upon the persons named therein, or their substitutes, with respect to any other business which may properly come before the meeting. Stockholders are entitled to one vote for each share. Only stockholders of record at the close of business on March 18, 1996 are entitled to notice of and to vote at the meeting.

     Pursuant to the Bylaws of the Company, a majority of the outstanding shares of the Company entitled to vote, represented in person or by proxy, shall constitute a quorum at the meeting. Directors shall be elected by a plurality of the votes cast in the election of directors. Any action to be taken by a vote of the stockholders, other than the election of directors, must be authorized by a majority of the votes cast at a meeting of stockholders by the holders of shares entitled to vote thereon. Under applicable Nevada law, in tabulating the vote, broker non-votes will be disregarded and will have no effect on the outcome of the vote.

     The expenses in connection with the solicitation of proxies will be borne by the Company. Solicitation will be made by mail, but may in some cases also be made by telephone or personal call by officers, directors or regular employees of the Company who will not be specially compensated for such solicitation. This proxy statement and the accompanying proxy are first being mailed or delivered to stockholders on or about March 28, 1996.

                             ELECTION OF DIRECTORS

     In the election of the Board of Directors, stockholders are entitled to one vote for each common share owned by them for each of the four nominees. They may not cumulate their votes. As of March 18, 1996, the Company had outstanding 14,197,747 shares of common stock.

     There are four Class I directors to be elected at the 1996 Annual Meeting.

     Proxy votes not limited to the contrary will be cast for the election of the nominees named below, but should any of such individuals unexpectedly become unavailable for election, the proxies reserve the right to nominate and vote for such other person or persons as they shall designate.

     The following sets forth the names, ages, principal occupations and other information regarding the director nominees and those directors whose terms continue after the meeting.

     Nominees for Class I directors whose terms will expire in 1999 are:

     Frank A. Fiorenza--Director since 1990

Mr. Fiorenza, age 62, retired in March 1991 as President and Chief Operating Officer of Elco Industries, Inc. (manufacturer of fasteners). He is a Director of CLARCOR (diversified manufacturer).

     Theresa Paulette Gilbert--Director since 1993

Mrs. Gilbert, age 46, has been a Professor at Rock Valley College since July 1991. She has been Chair of the Personnel Committee of the Discovery Center, Riverfront Museum Park since January 1994.

     Lawrence E. Gloyd--Director since 1987

Mr. Gloyd, age 63, has been Chairman and Chief Executive Officer of CLARCOR (diversified manufacturer) since March 1995 and is a Director of CLARCOR. He was previously the Chairman, President and Chief Executive Officer of CLARCOR. He is a Director of Thomas Industries, Inc. (manufacturer of lighting fixtures, pumps and compressors), a Director of G.U.D. Holdings LTD (diversified manufacturer) and a Director of Woodward Governor Company (manufacturer of controls for various types of engines).

     Robert J. Meuleman--Director since 1995

Mr. Meuleman, age 56, has been President and Chief Executive Officer of the Company since January 1996. He was Executive Vice President and Chief Operating Officer, Banking Subsidiaries since December 1991 and was previously President and Chief Operating Officer of AMCORE Bank N.A., Rockford. He is a director of AMCORE Bank N.A., Rockford and a director of AMCORE Bank N.A., Rock River Valley.

     Those directors whose terms do not expire this year are:

CLASS II (TERMS EXPIRE 1997)

     Milton R. Brown--Director since 1989

Mr. Brown, age 64, is Chairman, President and Chief Executive Officer of Suntec Industries Incorporated (manufacturer of fuel unit components), is a Director of Suntec Industries Incorporated, and a Director of Suntec Industries France. He is a Director of CLARCOR (diversified manufacturer).

     Carl J. Dargene--Director since 1982

Mr. Dargene, age 65, is Chairman of the Board of Directors of the Company. He retired in December 1995 as President and Chief Executive Officer of the Company. He is Chairman of the Board of Directors for AMCORE Bank N.A., Rockford and Vice Chairman and Director of AMCORE Trust Company. He is a Director of Woodward Governor Company (manufacturer of controls for various types of engines) and of CLARCOR (diversified manufacturer).

     Richard C. Dell--Director since 1994

Mr. Dell, age 50, has been Group President of Newell Company (diversified manufacturer) since June 1992. He was previously President of Amerock Corporation.

     Robert A. Henry--Director since 1982

Dr. Henry, age 71, is President of Visioneering Group, previously Successful Living Programs and Henry & Associates, (training/development seminars for business/industry).

CLASS III (TERMS EXPIRE 1998)

     Robert A. Doyle--Director since 1982

Mr. Doyle, age 69, is President of Yenom, Inc. (real estate investment) and was previously Vice President and Secretary of Doyle & Associates (real estate brokerage) until December 1991.

     Ted Ross--Director since 1982

Mr. Ross, age 64, is President of TRoss, Inc., previously Ted Ross Associates, (financial consultants). He has been a Director of Precision Products Group, Inc. (manufacturer of tubes and springs) since December 1992.

     Robert J. Smuland--Director since 1992

Mr. Smuland, age 60, is Executive Vice President and Chief Operating Officer of Sundstrand Corporation, Aerospace (manufacturer of industrial and aerospace products). He has been a Director of Sundstrand

Corporation since April 1993. He was previously a Director of AMCORE Bank N.A., Rockford until May 1992.

     Jack D. Ward--Director since 1995

Mr. Ward, age 43, is an Attorney at Law and Partner with the law firm of Reno, Zahm, Folgate, Lindberg & Powell, and was previously a Director of AMCORE Mortgage, Inc. until May 1995.

     Gary L. Watson--Director since 1987

Mr. Watson, age 50, is President of Newspaper Division, Gannett Co., Inc. and was previously President of Community Newspaper Division, Gannett Co., Inc.

INFORMATION CONCERNING THE BOARD OF DIRECTORS AND ITS COMMITTEES

     The Company has an Executive Committee whose members are Messrs. Dargene, Doyle, Gloyd, and Ross. The Executive Committee exercises those powers of the Board of Directors in the management of the Company which have been delegated to it by the Board of Directors. The Executive Committee did not meet during 1995.

     The Company has an Audit Committee whose members are Mrs. Gilbert and Messrs. Brown, Dargene, Fiorenza, Ward and Watson. The duties of the Audit Committee are to review the proposed scope of the annual audit and the results and recommendations of the independent auditors upon completion of the annual audit; nominate a firm of independent auditors to be submitted to the Board of Directors for approval and subsequent ratification by stockholders at the annual meeting; approve the compensation of the independent auditors; review the Company's system of internal controls and the performance of its internal auditors; and monitor compliance by management with certain Company policies. The Audit Committee met quarterly during 1995.

     The Company has an Investment Committee whose members are Messrs. Dargene, Doyle, Henry and Ross. Messrs. F. Taylor Carlin, Paul Donovan, AMCORE Bank N.A., Rockford Director, Jay H. Evans, AMCORE Capital Management, Inc. President, Charles E. Gagnier and Robert J. Meuleman serve as ex-officio members of the committee. The Investment Committee establishes the investment policies of the Company and its subsidiaries. The Investment Committee meets as necessary. During 1995, the Investment Committee met five times.

     The Company has a Compensation Committee to advise the Company concerning its employee compensation and benefit policies and to administer the Company's Long-Term Incentive Plan, 1992 Stock Incentive Plan and 1995 Stock Incentive Plan. The Compensation Committee also administers the Restricted Stock Plan for Non-Employee Directors of the Company and its Participating Subsidiaries and the 1994 Stock Option Plan for Non-Employee Directors. The members of the Compensation Committee are Messrs. Dargene, Dell, Fiorenza, Gloyd, and Smuland. During 1995 the Compensation Committee held five meetings. A report of the Compensation Committee is set forth on page nine of this Proxy Statement.

     The Company has an AMCORE Financial Security Plan Advisory Committee which serves as the advisor for the AMCORE Financial Security Plan. Messrs. Dell, Fiorenza, Gloyd, Ross, Smuland, Ward and Watson serve on this subcommittee. During 1995, the Advisory Committee met two times.

     The Company has a Directors Affairs Committee whose members are Mrs. Gilbert and Messrs. Brown, Dargene, Dell, Henry, Smuland, Ward and Watson. The primary duties of the Directors Affairs Committee are to provide nominations to the Board of Directors, make recommendations regarding directors' remuneration, recommend policies for the retirement of directors and fulfill other responsibilities as may be delegated to it by the Board of Directors. The Directors Affairs Committee meets as necessary. During 1995, the Directors Affairs Committee met once.

     As of December 31, 1995, the Company had no other committees of the Board of Directors.

     The Board of Directors met six times during 1995. All directors, except Mr. Watson, attended at least 75% of the Board meetings and meetings held by all committees of the Board on which they served during the period they were directors in 1995.

     Directors of the Company, other than Messrs. Dargene and Meuleman, earned an annual retainer of $10,000 of the Company's common stock, pursuant to the Non-Employee Director's Stock Plan, for services rendered to the Company as a member of its Board of Directors. All non-employee directors earned a fee of $600 for each Board and committee meeting attended during 1995. All non-employee committee chairmen earned a fee of $700 for each committee meeting attended during 1995. Mr. Reno was paid $75,000 for services rendered as Chairman of the Board of Directors of the Company in 1995. Messrs. David A. Carlson, Thomas L. Clinton and C. Roger Greene, as Director Emeriti, receive a lifetime retainer of $7,000 per year. All non-employee directors were granted 1,000 common stock options on May 3, 1994 at $20.125 and 1,000 options on May 9, 1995 at $19.125 pursuant to the 1994 Stock Option Plan for Non-Employee Directors.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

     The following tabulation sets forth the number of shares of common stock of the Company beneficially owned by each of the directors and nominees for election to the Board of Directors, by each named executive officer, and by all directors and officers as a group as of March 1, 1996 and the percentage that these shares bear to the total common stock outstanding on that date.

                                                             AMOUNT OF SHARES         PERCENT OF
                 NAME OF BENEFICIAL OWNER                 BENEFICIALLY OWNED(1)         CLASS
    ---------------------------------------------------   ----------------------      ----------
    Milton R. Brown....................................   14,482(2)(3)                   *
    F. Taylor Carlin...................................   60,780(3)(4)                   *
    Carl J. Dargene....................................   184,236(2)(3)(4)(5)             1.30%
    Richard C. Dell....................................   --                             *
    Robert A. Doyle....................................   30,012(2)(3)(5)                *
    Frank A. Fiorenza..................................   8,655(3)(6)                    *
    Charles E. Gagnier.................................   76,063(2)(3)(4)                *
    Theresa Paulette Gilbert...........................   2,420(3)                       *
    Lawrence E. Gloyd..................................   15,890(3)                      *
    Robert A. Henry....................................   9,900(3)                       *
    Robert J. Meuleman.................................   100,907(3)(4)(5)               *
    Ted Ross...........................................   20,403(3)                      *
    Robert J. Smuland..................................   17,075(3)                      *
    James S. Waddell...................................   42,204(3)(4)(5)                *
    Jack D. Ward.......................................   3,530                          *
    Gary L. Watson.....................................   10,161(3)(6)                   *
    All executive officers and directors (20
      persons).........................................   668,632(2)(3)(4)(5)(6)          4.71%

---------------

*   The amount shown is less than 1% of the outstanding shares of such class.

(1) The information contained in this column is based upon information furnished to the Company by the persons named above or obtained from records of the Company. The nature of beneficial ownership for shares shown in this column is sole voting and investment power unless otherwise indicated herein.

(2) Includes shares held individually by certain family members of the directors and officers as follows: Milton R. Brown--913 shares, Carl J.
    Dargene--15,247 shares, Robert A. Doyle--3,465 shares, Charles E. Gagnier--1,324 shares, and all executive officers and directors--20,949 shares.

(3) Includes shares which such person has a right to acquire within sixty days through the exercise of stock options as follows: Milton R. Brown--1,000 shares, F. Taylor Carlin--52,282 shares, Carl J. Dargene--120,885 shares, Robert A. Doyle--1,000 shares, Frank A. Fiorenza--1,000 shares, Charles E. Gagnier--59,979 shares, Theresa Paulette Gilbert--1,000 shares, Lawrence E. Gloyd--1,000 shares, Robert A. Henry--1,000 shares, Robert J. Meuleman--66,819 shares, Ted Ross--1,000 shares, Robert J. Smuland--1,000 shares, James S. Waddell--22,440 shares, Gary L. Watson--1,000 shares and all executive officers and directors--385,890 shares.

(4) Includes shares held in trust with power to vote but without investment authority as follows: F. Taylor Carlin--1,669 shares, Carl J. Dargene--5,629 shares, Charles E. Gagnier--2,947 shares, Robert J. Meuleman--5,902 shares, James S. Waddell--1,385 shares and all executive officers and directors--24,738 shares.

(5) Includes shares held in joint tenancy with the spouses of certain of the directors and executive officers as to which voting and investment power is shared as follows: Carl J. Dargene--1,155 shares, Robert A. Doyle--2,970 shares, Robert J. Meuleman--330 shares, James S. Waddell--10,012 shares, and all executive officers and directors--23,026 shares.

(6) Includes shares held in trusts of which such persons are trustees having sole voting and investment power as follows: Frank A. Fiorenza--2,242 shares, Gary L. Watson--469 shares and all executive officers and directors--2,711 shares.

     Pursuant to Section 16 of the Exchange Act, the Company's officers, directors and holders of more than ten percent of the Company's Common Stock are required to file reports of their trading in equity securities of the Company with the Commission, the Company and the NASDAQ Stock Market. Based solely on its review of the copies of such reports received by it, or written representations from certain reporting persons that no reports on Form 5 were required for those persons, the Company believes that during 1995 all filing requirements applicable to its officers, directors and more than ten percent shareholders were complied with, except that Robert A. Doyle did not timely file on Form 4. This transaction was subsequently reported by Mr. Doyle on Form 4 filed on December 22 with the Commission, the Company and NASDAQ.

BENEFICIAL OWNERSHIP BY CERTAIN PERSONS

     The following table lists the beneficial ownership of the Company's common stock with respect to all persons, other than those listed above, known to the Company as of March 1, 1996 to be the beneficial owner of more than five percent of such common stock.

                                                                  AMOUNT AND NATURE OF
                        NAME AND ADDRESS                               BENEFICIAL           PERCENT
                      OF BENEFICIAL OWNER                              INTEREST(1)          OF CLASS
----------------------------------------------------------------  ---------------------     --------
AMCORE Trust Company............................................     1,842,180(2)(3)          12.98%
501 Seventh Street, Rockford, IL 61104
Roger Reno......................................................        1,108,832(4)           7.81%
2515 Chickadee Trail, Rockford, IL 61107

---------------

(1) The information contained in this column is based upon information furnished to the Company by the persons named above or obtained from records of the Company.

(2) Includes 1,842,180 shares held by nominees acting on behalf of AMCORE Trust Company. Excludes 537,289 shares held as trustee of various trusts over which AMCORE Trust Company has neither voting nor investment power, and as to which beneficial ownership is disclaimed on these shares. The nature of beneficial ownership for the shares shown in this column is as follows: sole voting power--1,721,033 shares, shared voting power--8,914 shares, no voting power--112,233 shares, sole investment power--1,485,832 shares, shared investment power--305,240 shares and no investment power--51,108 shares.

(3) Although there is no affirmative duty or obligation to do so, it is the general practice of AMCORE Trust Company to solicit the direction of trust beneficiaries or grantors with regard to the voting of shares held in trust on all issues which are subject to vote by proxy. The shares are then voted as directed by the trust beneficiary or grantor.

(4) Includes 150,150 shares held in trusts for which trustee has sole voting and investment power, 1,257 shares held in trust with power to vote but without investment authority and 80,558 shares held individually by certain family members.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information regarding compensation earned during each of the Company's last three fiscal years by the Company's chief executive officer and each of the Company's four other most highly compensated executive officers based on salary and bonus earned during the year ended December 31, 1995:

                                                                                           LONG TERM
                                                                                          COMPENSATION
                                                                                   --------------------------
                                                  ANNUAL COMPENSATION
                                        ----------------------------------------      AWARDS
                                                                          OTHER    -------------    PAYOUTS
                                                                         ANNUAL     SECURITIES     ----------   ALL OTHER
          NAME AND PRINCIPAL                                             COMPEN-    UNDERLYING        LTIP       COMPEN-
             POSITION(1)                YEAR   SALARY(2)   BONUS(2)(3)   SATION(4) OPTIONS(#)(5)   PAYOUTS(6)   SATION(7)
--------------------------------------  ----   ---------   -----------   -------   -------------   ----------   ---------
Carl J. Dargene.......................  1995   $400,000     $  58,870    $8,420        15,000       $191,412     $95,495
  Chairman of the Board                 1994    363,000        44,129     6,383        17,000        186,542      61,027
                                        1993    330,000       143,445     5,067        23,910         24,305      75,959
Robert J. Meuleman....................  1995    250,000        42,044     7,091        13,000         84,999      44,358
  President & Chief                     1994    218,000        36,416     2,940        12,000         82,423      30,091
  Executive Officer                     1993    200,000        81,044     2,670        10,867         11,115      36,240
F. Taylor Carlin......................  1995    219,500        38,364     5,083         8,000         81,776      38,108
  Executive Vice President &            1994    207,100        33,226     3,060        12,000         80,002      27,615
  Chief Operating Officer               1993    190,000        73,955     3,089        10,327         10,130      33,903
  Diversified Financial Services Group
James S. Waddell......................  1995    159,000        35,015     6,136         8,000          7,320      18,825
  Executive Vice President &            1994    125,000        24,567     2,982        10,000          2,423      12,752
  Chief Administrative Officer          1993     98,125        21,655     2,067         4,440              0       8,190
Charles E. Gagnier....................  1995    171,600        21,937     5,928         8,000         44,715      28,914
  President & Chief Executive           1994    159,600        39,217     3,849        10,000         43,884      20,060
  Officer, AMCORE Bank N.A.,            1993    149,100        54,488     3,882         7,200          5,887      25,505
  Rockford

---------------

(1) C. Dargene served as President and Chief Executive Officer until December 31, 1995, and R. Meuleman served as Executive Vice President and Chief Operating Officer, Banking Subsidiaries until December 31, 1995.

(2) Compensation deferred pursuant to the Company's Deferred Compensation Plan is included in Salary and Bonus totals.

(3) Reflects bonus earned during the year, all or a portion of which was paid during the next year.

(4) These amounts represent reimbursements during the year for taxes.

(5) These numbers have been adjusted to reflect a three-for two stock split which was issued December 1993.

(6) Reflects long term incentive plan payouts in 1995 and payouts in the form of dividend equivalent payments on all outstanding Performance Units.

(7) These amounts represent the Company's contributions to the AMCORE Financial Security Plan as follows: C. Dargene--$12,000, R. Meuleman--$12,000, T. Carlin--$12,000, J. Waddell--$12,000, C. Gagnier--$12,000; the Company's contributions to the supplemental retirement plan as follows: C. Dargene--$66,192, R. Meuleman--$28,330, T. Carlin--$22,607, J.
    Waddell--$5,306, C. Gagnier--$12,787; and premiums related to group term life insurance as follows: C. Dargene--$17,303, R. Meuleman--$4,028, T. Carlin--$3,501, J. Waddell--$1,519, C. Gagnier--$4,127.

OPTION GRANTS

     The following table provides information related to options granted to the named executive officers during 1995.

                                                                                            POTENTIAL NET
                                                                                             REALIZABLE
                                                INDIVIDUAL GRANTS                         VALUE AT ASSUMED
                             --------------------------------------------------------   ANNUAL RATES OF STOCK
                               NUMBER OF                                                 PRICE APPRECIATION
                              SECURITIES      PERCENT OF                                         FOR
                              UNDERLYING     TOTAL OPTIONS    EXERCISE                     OPTION TERM(1)
                                OPTIONS       GRANTED TO      PRICE PER    EXPIRATION   ---------------------
           NAME              GRANTED(2)(3)     EMPLOYEES     SHARE(2)(3)      DATE         5%          10%
---------------------------  -------------   -------------   -----------   ----------   --------     --------
Carl J. Dargene............      15,000           9.7%         $19.125       5/08/05    $180,414     $427,205
Robert J. Meuleman.........      13,000           8.4           19.125       5/08/05     156,359      396,244
F. Taylor Carlin...........       8,000           5.1           19.125       5/08/05      96,221      243,843
James S. Waddell...........       8,000           5.1           19.125       5/08/05      96,221      243,843
Charles E. Gagnier.........       8,000           5.1           19.125       5/08/05      96,221      243,843

---------------

(1) Values are reported net of the option exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall stock conditions and the optionholders' continued employment.

(2) Reflects options granted on May 9, 1995 to acquire shares of Common Stock pursuant to the 1995 Stock Incentive Plan.

(3) Options granted pursuant to the 1995 Stock Incentive Plan have an exercise price of not less than 100% of the fair market value of the Common Stock on the date of the grant. Options generally become exercisable in their entirety six months following the date of grant and remain exercisable for ten years after the date of the grant unless the optionee ceases to be an employee of the Company or its subsidiaries. The option exercise price may be paid in cash, shares of Common Stock having a fair market value equal to the exercise price, stock withholding or any combination of the above.

OPTION EXERCISES AND YEAR-END HOLDINGS

     The following table sets forth information with respect to the named executives concerning the exercise of options during the last year and unexercised options held as of December 31, 1995.

                                                                           NUMBER OF
                                                                          SECURITIES         VALUE OF
                                                                          UNDERLYING       UNEXERCISED
                                                                          UNEXERCISED      IN-THE-MONEY
                                            NUMBER OF                     OPTIONS AT        OPTIONS AT
                                             SHARES                       YEAR END(1)      YEAR END(2)
                                           ACQUIRED ON       VALUE        -----------      ------------
                  NAME                      EXERCISE        REALIZED      EXERCISABLE      EXERCISABLE
-----------------------------------------  -----------      --------      -----------      ------------
Carl J. Dargene..........................         --              --        120,885          $786,181
Robert J. Meuleman.......................    117,600        $263,100         66,819           386,910
F. Taylor Carlin.........................      5,000          67,080         52,282           299,353
James S. Waddell.........................      7,500          73,748         22,440            39,068
Charles E. Gagnier.......................         --              --         59,979           416,269

---------------

(1) Options granted to acquire shares of Common Stock pursuant to the Long Term Incentive, 1992 Stock Incentive and 1995 Stock Incentive Plans.

(2) The amounts shown reflect the value of unexercised options calculated by determining the difference between the closing bid price of the Company's Common Stock on the last day of the year ($20.25) and the applicable exercise price of such options.

LONG-TERM INCENTIVE PLAN AWARDS TABLE

     The following table sets forth information with respect to the named executives concerning Performance Unit Awards granted during 1995 pursuant to the Company's 1992 Stock Incentive Plan.

                                                                          ESTIMATED FUTURE PAYOUTS UNDER
                                                                           NON-STOCK PRICE-BASED PLANS
                                             NUMBER OF                  ----------------------------------
                                            PERFORMANCE   PERFORMANCE   THRESHOLD    TARGET    OUTSTANDING
                   NAME                      UNITS(1)       PERIOD         13%        14%          15%
------------------------------------------  -----------   -----------   ---------   --------   -----------
Carl J. Dargene(2)........................     26,800       3 years      $59,585    $ 89,333    $ 148,919
Robert J. Meuleman........................     12,500       3 years       83,375     125,000      208,375
F. Taylor Carlin..........................     10,975       3 years       73,203     109,750      182,953
James S. Waddell..........................      7,950       3 years       53,027      79,500      132,527
Charles E. Gagnier........................      5,834       3 years       38,913      58,340       97,253

---------------

(1) Performance units were granted to certain executive officers on January 1, 1995 pursuant to the 1992 Stock Incentive Plan. The holders of these performance units will be entitled to cash or stock payments, or a combination thereof, if certain performance targets are met during the three year period ending December 31, 1997. The holders are also entitled to dividend equivalent payments on these Performance Units. The target levels applicable to the Performance Units as shown in the table above are achieved if the average consolidated return on shareholders' equity ("ROE") for the performance period is as shown above for each of the performance levels. Each Performance Unit shall be of no value unless at least the minimum level is achieved. If the Company achieves an average ROE in excess of the minimum performance level set forth above, each Performance Unit shall have the following values: $6.67 per unit for threshold performance, $10.00 per unit for target performance and $16.67 per unit for outstanding performance. It is the Company's intention to make incremental payments to executive officers for performance levels which are between these specified target levels.

(2) Retired executives are entitled to a pro-rata payment based upon their term of employment during the performance period. Therefore, Mr. Dargene would receive only one-third of any performance unit payment for the units granted in 1995 since he retired on December 31, 1995 and two-thirds of any payment for the units granted in 1994.

EMPLOYMENT AGREEMENTS

     The Company has entered into individual Transitional Compensation Agreements with current executive officers and certain other key employees, including Messrs. Robert J. Meuleman, F. Taylor Carlin, James S. Waddell and one other executive. If, during the three-year period following a change of control of the Company (as defined in the agreements), the executive officer's employment is ended through (1) termination by the Company without cause (as defined in the agreements) or (2) termination by the executive officer for good reason (as defined in the agreements) based upon a breach of the agreement by the Company or a significant adverse change in the executive officer's responsibilities, compensation or benefits, then a termination payment will be made to the executive. The agreements provide that such payment will equal three times the sum of the executive's then current annual salary and annual bonus. In addition, Mr. Meuleman's agreement provides that, if any portion of the termination payment is subject to an excise tax as an excess parachute payment, as defined in the Internal Revenue Code Section 4999, the Company shall pay the executive the amount necessary to offset the excise tax and any applicable taxes on this additional payment. The agreements, other than Mr. Meuleman's, provide that the total severance benefits are limited to the amount that can be received without incurring any excise tax under the Internal Revenue Code Section 4999. Additional provisions provide for the continuation, for three years after termination, of welfare and other benefits to the executive and his family unless termination is for cause. Upon a change of control of the Company, the executive is entitled to a lump sum cash payment equivalent to the present value of the projected benefits under certain supplemental retirement plans.

     The Company also entered into severance agreements with Charles E. Gagnier and one other executive officer. These agreements provide that if such executive's employment is terminated within one year after a change in control of the Company either (i) by the Company other than for "cause" or other than as a consequence of disability or retirement (all as defined in such agreements) or
(ii) by such executive for
reasons relating to a diminution of responsibilities, compensation or benefits or relocation requiring a change in residence or a significant increase in travel, he will receive: (a) monthly payments equal to his monthly salary in effect at the date of termination for a period of time determined pursuant to each agreement based upon his salary, years of service and age at the time of his termination; (b) at the executive's option, an amount in cash equal to the value of outstanding stock options granted under the Company's stock options plans; (c) at the executive's option, an amount in cash equal to the value of shares of common stock awarded or issuable as restricted shares under the Company's incentive stock plans; (d) life, disability, accident and health insurance as provided in the Company's insurance programs for a period of 24 months after termination of employment; and (e) certain perquisites and outplacement services. The agreements provide for a commensurate reduction in the amount of cash payments to be made to an executive under the agreement in the event that (i) the payments fail to be deductible by the Company as a result of Section 280G of the Internal Revenue Code of 1986, as amended or (ii) such executive procures new employment during the period he is receiving severance payments under the agreement. If these severance agreements had become operative in December 1995, the maximum number of monthly payments payable to Charles E. Gagnier (subject to reduction as described in the previous sentence) would have been approximately 40 months.

     In May 1990, the Company adopted a termination policy (Policy) to provide severance pay and the continuation of health and life insurance benefits for substantially all of the Company's employees whose employment is terminated within one year following a change in control (as defined in the Policy). The Policy provides for weekly or monthly payments, depending on employment status, equal to such employee's current weekly or monthly salary for a period of time determined pursuant to the Policy based upon his or her salary, years of service and age. In addition, employees would receive health and life insurance benefits, substantially similar to those received by the employee prior to the employee's termination, during the period in which an employee receives payments under the Policy, for up to a maximum of 24 months. The Policy provides for a commensurate reduction in the amount of payments to be received by an employee in the event an employee procures new employment during the period he or she is receiving severance payments under the Policy.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Carl J. Dargene serves as a member of the Compensation Committee and is the Company's Chairman of the Board. Mr. Dargene also serves on the board of CLARCOR and its Compensation Committee. Lawrence E. Gloyd, Chairman and Chief Executive Officer of CLARCOR, also serves on the Company's Compensation Committee. Frank
A. Fiorenza, who also serves on the Company's Compensation Committee, is a Director of CLARCOR.

REPORT OF THE COMPENSATION COMMITTEE

     The Compensation Committee of the Board of Directors reviews the Company's compensation and benefit policies, including individual salaries of the executive officers, and submits recommendations to the Board of Directors.

     The Company engages an internationally recognized compensation consulting firm on a regular basis to assist the Compensation Committee and the Board of Directors in formulating compensation policies and determining appropriate compensation levels. This firm provides reports directly to the Compensation Committee.

     The fundamental philosophy of the Company's compensation program is to offer competitive compensation opportunities for all employees, including senior management, which are based on the Company's and employee's performance. The objectives of the Company's compensation program are to align compensation with the Company's business goals and performance, to enable the Company to attract and retain superior talent and reward performance, and to reward the enhancement of stockholder value.

Executive Officer Compensation

     Consistent with this philosophy, the Compensation Committee has established a compensation program consisting of an annual base salary and the opportunity to earn incentive compensation tied directly to the performance of the Company, personal performance and increases in stockholder value. The Company's executive compensation program in 1995 consisted of the following components:

     -  Base Salary

     -  Short-Term Incentive Plan

     -  Intermediate-Term Incentive Plan

     -  Long-Term Incentive Plan

     The Compensation Committee, working with the compensation consulting firm, determines a range for the executive officers' base salaries in order to be competitive and consistent with amounts paid to executives performing similar functions in comparable companies. The objective is to determine the salary ranges at a level within the third quartile of trailing twelve month activity of the comparable companies. The amount of each executive's base salary is set within the range based upon the performance of the Company, performance of particular business units, the personal performance of such executive officers, cost of living increases and such other factors as the Compensation Committee and the Board of Directors deem appropriate.

     The short-term incentive component of each executive officer's compensation is based upon participation in the Company's profit sharing plan, generally available to all of the Company's employees, and a cash bonus, based upon a maximum target amount assigned at the beginning of each year. Amounts payable under the Company's profit sharing plan range between 0% and 6% of the executive officer's total cash compensation, and are based upon the profitability of the Company and the business unit in which such executive has responsibility. The annual cash bonus targets for the senior management of the Company range from 25% to 50% of the midpoint of the base salaries of such officers. The amount of targeted cash bonuses payable to the executive officers is contingent upon the attainment of financial targets such as consolidated or affiliate earnings which are established at the beginning of the year, personal performance of the executive and, where appropriate, attainment of earnings goals of the operating unit or units for which the executive has responsibility. The targets may be adjusted from time to time to take into account unforeseen or extraordinary events. Generally, if certain minimum target financial results are not achieved, no annual incentive will be paid.

     Generally, 10% of a targeted cash bonus will be paid upon the achievement of at least 90% of such goals increasing to 100% of such targeted cash bonus upon the achievement of 110% or more of such goals (which include objectives that are, in the judgment of the Compensation Committee, difficult to obtain). In 1995, the total short-term incentive payouts to executive officers were approximately 43% of the maximum targets established under the plan.

     The intermediate-term incentive component of each executive officer's compensation is based upon the award of performance units which provide for cash or stock payouts, or a combination thereof, based upon the achievement by the Company of targeted average consolidated returns on stockholders' equity over a three year performance period. The holders are also entitled to dividend equivalent payments on these performance units. The three target levels applicable to the performance units granted in 1995 are: Threshold 13% ROE, Target 14% ROE and Outstanding 15% ROE. The target levels applicable to performance units granted in prior years are: Threshold 11% ROE, Target 13% ROE, and Outstanding 15% ROE. Each performance unit shall be of no value unless at least the minimum performance level is achieved. If the Company achieves an average ROE in excess of the minimum performance level set forth above, each performance unit shall have the following values: $6.67 per unit for Threshold performance, $10.00 per unit for Target performance and $16.67 per unit for Outstanding performance. It is the Company's intention to make incremental payments to executive officers for performance levels which are between these specified target levels. The minimum targeted average returns on equity were attained for the 1993 performance units expiring during 1995 and a payout of $6.67 per unit was made to each executive officer in January 1996. See Summary Compensation Table.

     The long-term incentive component of each executive officer's compensation involves the award of stock options or stock awards pursuant to the AMCORE Long-Term Incentive Plan and 1992 and 1995 Stock

Incentive Plans. Long-term incentives are provided to reward executives for achieving long-term strategic goals and to provide a balance against overemphasis on short-term results. Through stock ownership, executives' long-term incentives are tied to stockholder value. The Compensation Committee recommends grants of annual awards of stock options to executive officers at levels determined with reference to fixed percentages up to 35% of base compensation subject to increases and decreases based on individual performance.

Chief Executive Officer Compensation

     The compensation package for Mr. Carl J. Dargene, who was the Chief Executive Officer of the Company during 1995, was determined in the same manner as for all other executive officers, except that Mr. Dargene's short-term incentive was based 100% on the Company's total performance without reference to any particular business unit of the Company or personal objectives. For this purpose, Company performance was measured by comparing the consolidated earnings of the Company to earnings goals established by the Compensation Committee.

     Mr. Dargene's base salary in 1995 was $400,000 and his short-term bonus was $58,870, for a combined total of $458,870 compared with base salary in 1994 of $363,000 and short-term bonus of $44,129, for a total of $407,129.

     The Compensation Committee believes that the executive team of the Company will receive appropriate rewards under this program of corporate incentives, but only if they achieve the performance goals established for them and the Company and if they succeed in increasing stockholder value.

                                          Carl J. Dargene
                                          Richard C. Dell
                                          Frank A. Fiorenza
                                          Lawrence E. Gloyd
                                          Robert J. Smuland

                              COMPANY PERFORMANCE

     The graph below compares the cumulative total shareholder return on the Common Stock of the Company for the last five years with the cumulative total returns on the NASDAQ Stock Market Index and NASDAQ Bank Stocks Peer Index. Cumulative total returns have been measured by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the share price at the end and the beginning of the measurement period by the share price at the beginning of the measurement period.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
  (AMCORE FINANCIAL, INC., NASDAQ STOCK MARKET INDEX, NASDAQ BANK STOCK INDEX)

                                    [GRAPH]


                              12/31/90   12/31/91   12/31/92   12/31/93   12/31/94    12/31/95
NASDAQ BANK STOCK INDEX         100       164.092    238.854    272.395    271.402     404.310
AMCORE FINANCIAL, INC.          100       125.799    225.397    313.290    312.334     347.372
NASDAQ STOCK MARKET INDEX       100       160.548    186.851    214.496    209.670     296.505


NOTES:

     A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.

     B. The index level for all series was set to $100.0 as of December 31, 1990.

                          TRANSACTIONS WITH MANAGEMENT

     Directors and principal officers of the Company and their associates were customers of, and had transactions with, the Company's subsidiaries in the ordinary course of business during 1995. Comparable transactions may be expected to take place in the future. All outstanding loans, commitments to loan, transactions in repurchase agreements and certificates of deposit, and depository relationships in the ordinary course of business, were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for transactions with other persons, and, in the opinion of management of the Company, did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 1995, various directors and officers of the Company were indebted to the Company's subsidiaries in the amount of approximately $1,807,000. This amount represents
 .14 percent of the Company's subsidiaries' outstanding loans and .86 percent of the Company's stockholders' equity as of that date. The maximum aggregate amount of their indebtedness to the Company's subsidiaries during 1995 was $2,014,000. As of December 31, 1995, associates of directors and officers of the Company were indebted to the Company's subsidiaries in the amount of approximately $910,000. This amount represents .07 percent of the Company's subsidiaries' outstanding loans and .43 percent of the Company's stockholders' equity as of that date. Further, the Company's subsidiaries have additional committed, but unfunded, lines of credit of $10,787,000 to associates of directors and officers of the Company. The maximum aggregate amount of such associates' indebtedness to the Company's subsidiaries during 1995 was $1,398,000.

     The Board of Directors, on February 22, 1984, authorized the Executive Committee to negotiate such agreements as may be necessary to accomplish stock redemptions pursuant to Section 303 of the Internal Revenue Code to pay death taxes of certain stockholders. Such redemptions will be conditioned upon any requisite bank regulatory agency or debt covenant approvals. Bank holding companies, such as the Company, are required to notify the Federal Reserve Board prior to paying 10% or more of consolidated net worth to redeem shares over a twelve-month period.

                  ITEM 2--APPOINTMENT OF INDEPENDENT AUDITORS

     McGladrey & Pullen, LLP have been appointed to serve as the independent auditors for the Company and subsidiaries for the fiscal year ending December 31, 1996. This appointment is being submitted to the stockholders for ratification. Representatives of the firm are expected to be present at the Annual Meeting to respond to appropriate questions from stockholders and to have the opportunity to make any statements they consider appropriate. In the event the stockholders do not ratify the appointment of McGladrey & Pullen, LLP, the selection of independent auditors will be determined by the Audit Committee and the Board of Directors after careful consideration of all information submitted by the stockholders.

     Accounting services rendered by McGladrey & Pullen, LLP during 1995 included the examination of the annual consolidated financial statements, review of unaudited quarterly statements, assistance with Securities and Exchange Commission filings, legally required special audits of subsidiaries, and consultations in connection with various tax and accounting-related matters.

     During 1995, the Board of Directors reviewed and approved in advance or ratified the scope of all of McGladrey & Pullen, LLP's professional services rendered to the Company and related entities.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF MCGLADREY & PULLEN, LLP AS AUDITORS FOR THE YEAR 1996.

               STOCKHOLDER PROPOSALS FOR THE 1995 ANNUAL MEETING

NOMINATIONS FOR THE BOARD OF DIRECTORS

     The Company's Bylaws provide that the notice of proposed stockholder nominations for the election of directors must be timely and given to the Secretary of the Company prior to the meeting at which directors are to be elected. To be timely, notice must be received by the Company not less than 50 days nor more than 75 days prior to the meeting. The date of an annual meeting of stockholders may be obtained from the Secretary of the Company when determined by the Board of Directors.

     Notice to the Company from a stockholder who proposes to nominate a person at the meeting for election as a director must contain certain information about that person, including age, business and residence addresses and principal occupation, the class and number of shares of the Company's stock beneficially owned and such other information as would be required to be included in a proxy statement soliciting proxies to nominate that person. The Company may also require any proposed nominee to furnish other information reasonably required by the Company to determine the proposed nominee's eligibility to serve as director. If the chairman of the meeting of stockholders determines that a person was not nominated in accordance with the foregoing procedures, such person shall not be eligible for election as a director.

OTHER PROPOSALS

     Stockholders may submit proposals appropriate for stockholder action at the Company's Annual Meeting consistent with the regulations of the Securities and Exchange Commission. For proposals to be considered for inclusion in the Proxy Statement for the 1997 Annual Meeting they must be received by the Company no later than December 2, 1996. Such proposals should be directed to AMCORE Financial, Inc., Attention: Corporate Secretary, 501 Seventh Street, Rockford, Illinois 61104.

                                          By order of the Board of Directors,

                                          JAMES S. WADDELL
                                           James S. Waddell
                                               Secretary

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             AMCORE FINANCIAL, INC.
         PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF AMCORE
             FINANCIAL, INC. FOR THE ANNUAL MEETING ON MAY 7, 1996

         The undersigned holder of Common Stock of AMCORE Financial, Inc. hereby appoints Robert J. Meuleman and F. Taylor Carlin or each of them, with full power of substitution, to act as proxy for and to vote the stock of the undersigned at the Annual Meeting of Stockholders of AMCORE Financial, Inc. to be held at Michael's at Perryville, 601 North Perryville Road, Rockford, Illinois, at 5:30 p.m., Rockford time, on May 7, 1996, or any adjournment thereof:

          1. / / ELECTION OF DIRECTORS FOR all nominees                     / / WITHHOLD AUTHORITY to vote for
                 listed below (except as marked to the contrary below).         all nominees listed below.

         (INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THE NOMINEE'S NAME IN THE LIST BELOW.)

          Frank A. Fiorenza    Theresa Paulette Gilbert    Lawrence E.
                          Gloyd    Robert J. Meuleman

         2. Ratification of the appointment of McGladrey & Pullen, LLP as independent auditors.

             / / FOR            / / AGAINST            / / ABSTAIN

         In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.
     This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder.

     IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND
     2.

     (Please sign and date this proxy on the reverse side hereof and return it in the enclosed envelope.)

                           (Continued from reverse side)

     Please sign exactly as name appears below. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

                                          ---------------------------------
                                                      Signature

                                          ---------------------------------
                                          Dated       Signature      , 1996
                                              Please mark, sign, date and
                                          return the proxy card promptly
                                          using the enclosed envelope.